Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289

TO:	All Ensco and Pride International Employees

FROM:	Integration Leadership Team

DATE:	26 April 2011

SUBJECT:	Significant Merger Decisions Announced
New Additions to Ensco’s Senior Leadership
In addition to the previously announced selection of Dan Rabun as Chairman, President and CEO and Jay Swent as Sr. Vice President and Chief Financial Officer, we are pleased to announce the following additions to the senior leadership team of our combined companies.
•	Bill Chadwick will be named Executive Vice President and Chief Operating Officer. Bill will be based in Houston and will be responsible for our global operations. Bill will have additional responsibility for our technical, supply chain and SHE functions.

•	Mark Burns will be named Sr. Vice President — Western Hemisphere. Mark will be based in Houston and will be responsible for all operations in North and South America. Mark will report to Bill Chadwick.

•	Carey Lowe will be named Sr. Vice President — Eastern Hemisphere. Carey will be based in London and will be responsible for all operations in Europe, Africa and Asia Pacific. Carey will report to Bill Chadwick.

•	John Knowlton will be named Sr. Vice President — Technical. John will be based in Houston and will be responsible for our global engineering, asset management and capital projects functions. John will report to Bill Chadwick.

•	Kevin Robert will be named Sr. Vice President — Marketing. Kevin will be based in Houston and will be responsible for our global contracting, sales and marketing efforts. Kevin will report to Dan Rabun.

•	Brady Long will be named Vice President, General Counsel and Corporate Secretary. Brady will be based in Houston and will responsible for our legal, corporate compliance and governance functions. Brady will report to Dan Rabun.

•	Mike Wiley will be named Vice President — Human Resources. Mike will be based in Houston and will be responsible for our global human resources efforts. Mike will report to Dan Rabun.
Although these selections are contingent upon shareholder approval of the merger and formal appointments by the Board of Directors, we would ask that you join us in congratulating these individuals. In particular, we would like to welcome Kevin and Brady to the Ensco family.
Additional announcements will be forthcoming as personnel decisions are finalized. We are looking forward to assembling a world-class team and continuing to build the best offshore drilling company in the world.
New Organizational Structure
Post-merger, Ensco will be organized and managed along the following geographical regions:
•	North and South America (ex. Brazil) — “NSA”

•	Brazil — “BRZ”

•	Europe and the Mediterranean — “EUM”

•	Middle East and Africa — “MEA”

•	Asia and Pacific Rim — “APR”
NSA and BRZ will report to Mark Burns, Senior Vice President — Western Hemisphere. EUM, MEA, and APR will report to Carey Lowe, Senior Vice President — Eastern Hemisphere. The management of these business units will be communicated to Ensco and Pride within the next week.

SEC Reporting Structure Determined
Financial reporting segments for the newly-combined company were determined and will be structured around water depth as follows:
•	Deepwater

•	Midwater

•	Jackups
Our SEC filings will reflect this new reporting structure beginning with our first quarterly filing post-merger.
New Rig Names
The EMC decided that the Pride fleet will be renamed consistent with the Ensco rig-naming protocol based on a numbering system. The new names of the rigs in the Pride fleet are shown on the attachment and will be effective immediately for internal purposes upon closing of the merger.
Functional Integration Leadership Meetings
Finally, meetings were held in Dallas last week for the Functional Integration Leaders (FILs) to report on “Preliminary Observations & 100 Day Priorities.” Specifically, the teams identified key similarities and differences between the respective Pride and Ensco functions, integration opportunities and challenges, and key actions and changes that need to take place between now and 100 days after the merger closing in order to ensure a smooth transition and business continuity.
The FILs put tremendous energy and effort into understanding each company’s processes, procedures, culture, etc., and identifying critical issues and interdependencies. As a result, the meetings were exceptionally productive and provided a solid foundation for the ongoing success of our integration efforts. More importantly, the FILs continue to maintain focus on our highest priorities — safety, operational excellence, and exceeding our customers’ expectations.
Integration Team Leaders
Michael Howe — Team Leader
Lonnie Bane
John Knowlton
Chris Weber
Mike Wiley

New Rig Names

Current Rig Name	New Rig Name
Pride Africa	ENSCO DS-1
Pride Angola	ENSCO DS-2
Deep Ocean Ascension	ENSCO DS-3
Deep Ocean Clarion	ENSCO DS-4
Deep Ocean Mendocino	ENSCO DS-5
Deep Ocean Molokai	ENSCO DS-6
Deep Ocean Marquesas	ENSCO DS-7

Pride Mexico	ENSCO 5000
Pride South Pacific	ENSCO 5001
Pride Sea Explorer	ENSCO 5002
Pride South Seas	ENSCO 5003
Pride Venezuela	ENSCO 5004
Pride South Atlantic	ENSCO 5005
Pride North America	ENSCO 5006

Pride South America	ENSCO 6000
Pride Carlos Walter	ENSCO 6001
Pride Brazil	ENSCO 6002
Pride Rio de Janeiro	ENSCO 6003
Pride Portland	ENSCO 6004

Pride North Dakota	ENSCO 58
Pride Tennessee	ENSCO 59
Pride Pennsylvania	Pride Pennsylvania
Pride Hawaii	Pride Hawaii
Pride Wisconsin	Pride Wisconsin
Pride Cabinda	ENSCO 61
Pride Montana	ENSCO 91

Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction and post-closing integration efforts, management structure, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction and integration efforts, financial reporting and accounting policies or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing for additional borrowing capacity after the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended 31 December 2010, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Additional Information
In connection with the proposed acquisition of Pride International, Inc., Ensco has filed a registration statement including a definitive joint proxy statement/prospectus of Ensco and Pride with the SEC, which the SEC declared effective on 25 April 2011. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. The definitive joint proxy statement/prospectus is being sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC are available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2011 Annual General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2011 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the registration statement, definitive joint proxy statement/prospectus (when available) and other relevant documents regarding the transaction filed with the SEC.